Exhibit 21.1

List of Subsidiaries

USA Compression Finance Corp., a Delaware corporation

USA Compression Partners, LLC, a Delaware limited liability company

USAC Leasing, LLC, a Delaware limited liability company

USAC OpCo 2, LLC, a Texas limited liability company

USAC Leasing 2, LLC, a Texas limited liability company

CDM Resource Management LLC, a Delaware limited liability company

CDM Environmental & Technical Services LLC, a Delaware limited liability company